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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Sec-      / / Form 3 Holdings Reported
    tion 16. Form 4 or Form 5 obligations       /X/ Form 4 Transactions Reported
    may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

    BenTov  Shmuel
   (Last)  (First)  (Middle)

    c/o The A Consulting Team, Inc.
         200 Park Avenue South
   (Street)

    New York  NY     10003
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   The A Consulting Team, Inc. (TACX)


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year
   12/00


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
                   Chief Executive Officer and President

7. Individual or Joint/Group Reporting (check applicable line)

   /X/ Form Filed by One Reporting Person
   / / Form Filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             end of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                      10/14/99    P4             10,000     A(1)   $4.50
Common Stock                      10/14/99    P4             10,000     A(2)   $4.50
Common Stock                      5/1/00      P4             1,000      A(3)   $6.93
Common Stock                      5/18/00     P4             2,500      A(4)   $6.93
Common Stock                      5/18/00     P4             4,800      A(5)   $6.93
Common Stock                      5/22/00     P4             5,000      A(6)   $6.93
Common Stock                      5/22/00     P4             200        A(7)   $6.93
Common Stock                      5/22/00     P4             1,500      A(8)   $6.93
Common Stock                      5/22/00     P4             5,000      A(9)   $6.93
Common Stock                                                                              3,419,000 (10)     D         (10)
Common Stock                                                                                15,000 (11)      I         (11)
Common Stock                                                                                51,000 (12)      I         (12)





Potential persons who are to respond to the collection of (Over) information contained in this form are not required to SEC 2270 (3-99) respond unless the form displays a currently valid OMB control number.

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
                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
Option (Right to Purchase)(13)               $3.8750                                                           12/1/00-     12/1/04
                                                                                                               12/1/03




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Year            (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Option (Right to                     Common
Purchase)(13)                         Stock                 30,000                        30,000             D              N/A



Explanation of Responses:


1.    On October 14, 1999, Mr. BenTov purchased 10,000 shares of common stock.

2. On October 14, 1999, Mr. BenTov's spouse purchased 10,000 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as Ms. BenTov's spouse.

3. On May 1, 2000, one of Mr. BenTov's minor children purchased 1,000 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor child.

4. On May 8, 2000, one of Mr. BenTov's minor children purchased 2,500 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor child.

5. On May 18, 2000, Mr. BenTov's spouse purchased 4,800 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as Ms. BenTov's spouse.

6.    On May 22, 2000, Mr. BenTov purchased 5,000 shares of common stock.

7. On May 22, 2000, Mr. BenTov's spouse purchased 200 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as Ms. BenTov's spouse.

8. On May 22, 2000, one of Mr. BenTov's minor children purchased 1,500 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor child.

9. On May 22, 2000, one of Mr. BenTov's minor children purchased 5,000 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor child.

10.   Mr. BenTov owns an aggregate of 3,419,000 shares of common stock directly.

11. Mr. BenTov's spouse owns an aggregate of 15,000 shares of common stock; Mr. BenTov indirectly owns such shares as Ms. BenTov's spouse.

12. Mr. BenTov's two minor children own an aggregate of 51,000 shares of common stock; Mr. BenTov indirectly owns such shares as the custodian of such minor children.

13. Option granted December 1, 1999 to purchase 30,000 shares of common stock at an exercise price equal to the closing price of $3.8750 on December 1, 1999. The option vests at the rate of 25% per year and expires on the fifth anniversary of the date of issuance, or December 1, 2004.

                 /s/ Shmuel BenTov                   February 14, 2001
                 ------------------                  -----------------
               Shmuel BenTov                                Date
        **Signature of Reporting Person

     ** Intentional misstatements or omissions of facts constitute Federal
                  Criminal Violations.
                    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.